Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES OFFERING OF SENIOR UNSECURED BONDS ON THE ATHENS EXCHANGE

ATHENS, GREECE — (GLOBENEWSWIRE) – 10/12/21 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced that its wholly owned subsidiary, CPLP Shipping Holdings PLC (the “Issuer”), plans to offer in Greece up to €150 million of unsecured bonds (the “Bonds”) which will be admitted to trading in the category of fixed income securities of the Regulated Market of the Athens Exchange. The Bonds will be guaranteed by CPLP.

The net proceeds of the offering are intended to be used for vessel acquisitions and working capital purposes. The Bonds to be offered have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any U.S. state or other jurisdiction other than Greece and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Bonds, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. In addition, this announcement is not intended as and shall not constitute a public offer or advertisement of securities in Greece or an invitation to make offers to purchase any securities in any EEA Member State within the meaning of Art. 2(d) or 2(k) of the Prospectus Regulation respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 18 vessels, including twelve Neo-Panamax container vessels, three Panamax container vessels, one Capesize bulk carrier and two LNG carriers and has agreed to acquire a third LNG carrier.

For more information about the Partnership, please visit: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including among other things, the expected offering of the Bonds and use of proceeds therefrom, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

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Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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